UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

As of November 5, 2024, VCI Global Limited. (the “Company”) effectuated a 1 for 49 share consolidation of its authorized share capital, such that every 49 ordinary shares, no par value, in the authorized share capital of the Company be consolidated into 1 ordinary share, no par value (the “Reverse Split”).

The Reverse Split was approved by the Company’s board of directors on October 16, 2024. Accordingly, the Reverse Split became effective, and the ordinary shares began trading on a split-adjusted basis when the market opened on November 5, 2024. The Reverse Stock Split is primarily intended to increase the market price per share of the Company’s ordinary shares to regain compliance with the minimum bid price required for continued listing on the Nasdaq Capital Market.

The Reverse Stock Split reduced the number of ordinary shares issued and outstanding from approximately 202.2 million to approximately 4.0 million.

In connection with the Reverse Split, the CUSIP number for the ordinary shares has changed to: G98218 202.

Any fractional shares that would have resulted because of the Reverse Split were rounded up to the nearest whole share at the participant level.

On November 1, 2024, the Company issued a press release announcing the Reverse Split. A copy of the Press Release is attached hereto as Exhibit 99.1.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements are based only on our current beliefs, expectations, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 5, 2024	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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